Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

BRP Inc.

For the three- and nine-month periods ended October 31, 2019 and 2018

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET INCOME

[Unaudited]

[in millions of Canadian dollars, except per share data]

		Three-month periods ended		Nine-month periods ended
	Notes	October 31, 2019	October 31, 2018	October 31, 2019	October 31, 2018

Revenues	17	$1,643.6	$1,394.2	$4,436.8	$3,737.9
Cost of sales		1,201.7	1,037.4	3,366.5	2,819.4
Gross profit		441.9	356.8	1,070.3	918.5

Operating expenses
Selling and marketing		104.6	86.8	293.6	248.8
Research and development		60.3	51.6	173.7	158.2
General and administrative		70.3	58.0	188.4	155.8
Other operating expenses (income)	18	(1.3)	3.3	7.7	9.6
Total operating expenses		233.9	199.7	663.4	572.4
Operating income		208.0	157.1	406.9	346.1

Financing costs	19	24.1	17.3	66.0	57.0
Financing income	19	(0.3)	(0.4)	(1.9)	(2.3)
Foreign exchange loss on long-term debt		—	10.2	0.4	69.0
Income before income taxes		184.2	130.0	342.4	222.4
Income tax expense	20	48.9	39.8	90.0	77.8

Net income		$135.3	$90.2	$252.4	$144.6

Attributable to shareholders		$135.6	$90.3	$253.0	$144.3

Attributable to non-controlling interest		$(0.3)	$(0.1)	$(0.6)	$0.3

Basic earnings per share	16	$1.51	$0.93	$2.69	$1.46

Diluted earnings per share	16	$1.49	$0.92	$2.66	$1.44

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[in millions of Canadian dollars]

	Three-month periods ended		Nine-month periods ended
	October 31, 2019	October 31, 2018	October 31, 2019	October 31, 2018

Net income	$135.3	$90.2	$252.4	$144.6

Other comprehensive income (loss)

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges	2.5	(4.6)	3.5	(1.9)
Net changes in unrealized loss on translation of foreign operations	(0.2)	(11.0)	(10.6)	(18.5)
Income tax (expense) recovery	0.2	0.8	(0.8)	0.1
	2.5	(14.8)	(7.9)	(20.3)

Items that will not be reclassified subsequently to net income
Actuarial gains (losses) on defined benefit pension plans	11.7	(7.4)	(43.1)	13.0
Gain (loss) on fair value of restricted investments	—	(0.3)	0.7	(0.5)
Income tax (expense) recovery	(3.2)	2.0	10.9	(3.4)
	8.5	(5.7)	(31.5)	9.1
Total other comprehensive income (loss)	11.0	(20.5)	(39.4)	(11.2)
Total comprehensive income	$146.3	$69.7	$213.0	$133.4

Attributable to shareholders	$146.6	$69.8	$213.7	$133.2

Attributable to non-controlling interest	$(0.3)	$(0.1)	$(0.7)	$0.2

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[Unaudited]

[in millions of Canadian dollars]

As at

	Notes	October 31, 2019	January 31, 2019

Cash		$123.9	$100.0
Trade and other receivables		375.4	388.3
Income taxes and investment tax credits receivable		11.7	13.6
Other financial assets	5	8.5	12.8
Inventories	6	1,252.3	946.2
Other current assets		26.6	24.9
Total current assets		1,798.4	1,485.8

Investment tax credits receivable		11.9	14.5
Other financial assets	5	20.2	20.0
Property, plant and equipment		960.0	905.1
Intangible assets	7	607.0	478.7
Right-of-use assets	8	189.0	—
Deferred income taxes		214.4	169.6
Other non-current assets		3.8	3.5
Total non-current assets		2,006.3	1,591.4

Total assets		$3,804.7	$3,077.2

Trade payables and accruals		$1,178.2	$1,003.5
Provisions	10	427.6	408.6
Other financial liabilities	11	146.6	108.3
Income tax payable		68.4	68.3
Deferred revenues		69.5	71.3
Current portion of long-term debt	12	19.4	18.4
Current portion of lease liabilities	8	29.1	—
Total current liabilities		1,938.8	1,678.4

Long-term debt	12	1,622.2	1,197.1
Lease liabilities	8	185.7	—
Provisions	10	118.1	111.6
Other financial liabilities	11	47.7	28.4
Deferred revenues		141.7	129.7
Employee future benefit liabilities		274.6	237.1
Deferred income taxes		14.9	0.9
Other non-current liabilities		19.4	16.8
Total non-current liabilities		2,424.3	1,721.6
Total liabilities		4,363.1	3,400.0
Deficit		(558.4)	(322.8)

Total liabilities and deficit		$3,804.7	$3,077.2

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[in millions of Canadian dollars]

For the nine-month period ended October 31, 2019

	Attributed to shareholders
	Capital Stock (Note 13)	Contributed surplus		Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2019, as previously reported	$217.8	$38.3		$(596.3)	$17.0	$(4.8)	$(328.0)	$5.2	$(322.8)
Adjustment for IFRS 16 (net of tax) (Note 8)	—	—		(16.7)	—	—	(16.7)	(0.1)	(16.8)
Balance as at February 1, 2019	217.8	38.3		(613.0)	17.0	(4.8)	(344.7)	5.1	(339.6)
Net income (loss)	—	—		253.0	—	—	253.0	(0.6)	252.4
Other comprehensive income (loss)	—	—		(31.5)	(10.5)	2.7	(39.3)	(0.1)	(39.4)
Total comprehensive income (loss)	—	—		221.5	(10.5)	2.7	213.7	(0.7)	213.0
Dividends	—	—		(28.3)	—	—	(28.3)	—	(28.3)
Issuance of subordinate shares	10.4	(3.2)		—	—	—	7.2	—	7.2
Repurchase of subordinate shares (Note 13)	(42.0)	—		(379.0)	—	—	(421.0)	—	(421.0)
Stock-based compensation	—	10.3	[a]	—	—	—	10.3	—	10.3
Non-controlling interest arising on business combination (Note 4)	—	—		—	—	—	—	19.4	19.4
Obligation to repurchase a non-controlling interest (Note 4)	—	—		—	—	—	—	(19.4)	(19.4)

Balance as at October 31, 2019	$186.2	$45.4		$(798.8)	$6.5	$(2.1)	$(562.8)	$4.4	$(558.4)

[a]	Includes $0.8 million of income tax recovery.

For the nine-month period ended October 31, 2018

	Attributed to shareholders
	Capital Stock	Contributed surplus	Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2018	$234.8	$(7.8)	$(551.8)	$27.7	$0.1	$(297.0)	$5.0	$(292.0)
Net income	—	—	144.3	—	—	144.3	0.3	144.6
Other comprehensive income (loss)	—	—	9.1	(18.4)	(1.8)	(11.1)	(0.1)	(11.2)
Total comprehensive income (loss)	—	—	153.4	(18.4)	(1.8)	133.2	0.2	133.4
Dividends	—	—	(26.6)	—	—	(26.6)	—	(26.6)
Issuance of subordinate shares	9.3	(3.1)	—	—	—	6.2	—	6.2
Repurchase of subordinate shares	(26.4)	38.6	(223.0)	—	—	(210.8)	—	(210.8)
Stock-based compensation	—	8.8 [a]	—	—	—	8.8	—	8.8

Balance as at October 31, 2018	$217.7	$36.5	$(648.0)	$9.3	$(1.7)	$(386.2)	$5.2	$(381.0)

[a]	Includes $0.2 million of income tax recovery.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

[in millions of Canadian dollars]

		Nine-month periods ended
	Notes	October 31, 2019	October 31, 2018

OPERATING ACTIVITIES
Net income		$252.4	$144.6
Non-cash and non-operating items:
Depreciation expense		170.9	123.7
Income tax expense	20	90.0	77.8
Foreign exchange loss on long-term debt		0.4	69.0
Interest expense and transaction costs	19	58.3	48.8
Other		10.0	2.1
Cash flows generated from operations before changes in working capital		582.0	466.0
Changes in working capital:
Decrease in trade and other receivables		7.4	4.6
Increase in inventories		(309.3)	(249.9)
Increase in other assets		(7.5)	(21.8)
Increase in trade payables and accruals		177.2	224.9
Increase in other financial liabilities		35.9	16.1
Increase (decrease) in provisions		23.9	(13.4)
Increase in other liabilities		10.4	5.7
Cash flows generated from operations		520.0	432.2
Income taxes paid, net of refunds		(103.3)	(53.7)
Net cash flows generated from operating activities		416.7	378.5

INVESTING ACTIVITIES
Business combinations, net of acquired cash	4	(114.4)	(177.5)
Additions to property, plant and equipment		(164.5)	(173.2)
Additions to intangible assets	7	(38.4)	(7.6)
Other		0.2	0.8
Net cash flows used in investing activities		(317.1)	(357.5)

FINANCING ACTIVITIES
Decrease in revolving credit facilities		(0.3)	(1.3)
Issuance of long-term debt	12	457.3	145.7
Long-term debt amendment fees	12	(6.5)	(8.9)
Repayment of long-term debt	12	(12.9)	(9.4)
Repayment of lease liabilities	8	(23.0)	—
Interest paid		(56.5)	(37.6)
Issuance of subordinate voting shares		7.2	6.2
Repurchase of subordinate voting shares	13	(415.4)	(248.6)
Dividends paid		(28.3)	(26.6)
Other		(2.0)	(2.3)
Net cash flows used in financing activities		(80.4)	(182.8)
Effect of exchange rate changes on cash		4.7	(2.7)
Net increase (decrease) in cash		23.9	(164.5)
Cash at the beginning of period		100.0	226.0
Cash at the end of period		$123.9	$61.5

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Luxembourg Investments S.à r.l. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”) whereas BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consist of all-terrain vehicles, side-by-side vehicles and three-wheeled vehicles; “Seasonal Products” which consist of snowmobiles and personal watercraft; and “Powersports PAC and OEM Engines” which consist of parts, accessories and clothing (“PAC”), engines for karts, motorcycles and recreational aircraft and other services. Additionally, the Company’s “Marine” segment consist of outboard and jet boat engines, boats and related PAC and other services. The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Canada, Mexico, Austria, the United States, Finland and Australia.

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2019 and 2018 have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. These unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2019 and 2018 follow the same accounting policies as the audited consolidated financial statements for the year ended January 31, 2019, except for the adoption of IFRS 16 “Leases” as described in note 8 and, as such, should be read in conjunction with them.

These unaudited condensed consolidated interim financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for Regionales Innovations Centrum GmbH in Austria for which a non-controlling interest of 25% is recorded upon consolidation, BRP Commerce & Trade Co. Ltd in China for which a non-controlling interest of 20% is recorded upon consolidation and Telwater Pty Ltd in Australia for which there is a non-controlling interest of 20%. BRP is also part of joint ventures located in Austria. All inter-company transactions and balances have been eliminated upon consolidation.

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale of the Company’s products are higher in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products.

On November 26, 2019, the Board of Directors of the Company approved these unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2019 and 2018.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	FUTURE ACCOUNTING CHANGES

Amendments to IFRS 3 Business combinations

In October 2018, the IASB issued amendments to IFRS 3 “Business combinations”. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for the Company to transactions for which the acquisition date is on or after February 1, 2020. The Company is currently assessing the impact of the adoption of these amendments on its consolidated financial statements.

Other standards or amendments

The IASB issued other standards or amendments to existing standards that are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	BUSINESS COMBINATIONS

On August 1, 2019, the Company acquired 80% of the outstanding shares of Telwater Pty Ltd (“Telwater”) for a purchase consideration of Australian $122.2 million ($114.4 million), paid in cash. Telwater is located in Coomera, Queensland (Australia) and is a manufacturer of boats under brands such as Quintrex, Stacer and Savage.

The acquisition allows the Company to pursue its growth strategy in the marine market, and to create synergies with the existing operations of the Company.

The preliminary value of the assets acquired, liabilities assumed and non-controlling interest were as follows, as at the acquisition date:

Total
Assets acquired
Current assets	$14.4
Non-current assets	1.7
Property, plant and equipment	35.0
Trademarks	19.7
Dealer network	28.2
Goodwill [a] [b]	61.0
Total assets acquired	160.0

Liabilities assumed
Current liabilities	(10.5)
Non-current liabilities	(15.7)
Total liabilities assumed	(26.2)
Non-controlling interest [c]	(19.4)
Total consideration paid in cash	$114.4

[a]	Goodwill arises principally from expected synergies and future growth.
[b]	Goodwill is not deductible for tax purposes.
[c]	Non-controlling interest is measured at fair value as at the acquisition date.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

4.	BUSINESS COMBINATIONS [CONTINUED]

The Company’s unaudited condensed consolidated statement of net income include the operating results of Telwater since the acquisition date. For the the three- and nine-month periods ended October 31, 2019, it represents revenues of $19.8 million. Net income for the three- and nine-month periods ended October 31, 2019 was not significant.

If the Company had acquired Telwater at the beginning of the the nine-month period ended October 31, 2019, it would have increased revenues by approximately $28 million.

The Company incurred acquisition-related costs of $0.9 million, which have been recorded in general and administrative expenses.

The Company will finalize the accounting for this acquisition during the next quarters, specifically the assessment of the fair value of assets acquired and liabilities assumed, and goodwill related to this acquisition.

As part of the acquisition, the Company and the non-controlling interest shareholders in Telwater (the “Parties”) entered into put and call options, exercisable by the Parties at any time after the second anniversary of the acquisition, allowing or requiring the Company to acquire all the remaining shares for cash consideration according to a predetermined purchase price formula based on Telwater performance. At the acquisition date, the Company recorded a financial liability and reduced the non-controlling interests by $19.4 million, representing the estimated present value of the redemption amount. As a result, no profit is attributed to the non-controlling interest. Subsequent remeasurement adjustments of the financial liability will be recorded in the consolidated statements of net income.

5.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	October 31, 2019	January 31, 2019
Restricted investments [a]	$14.4	$15.7
Derivative financial instruments	2.7	3.4
Other	11.6	13.7
Total other financial assets	$28.7	$32.8
Current	8.5	12.8
Non-current	20.2	20.0
Total other financial assets	$28.7	$32.8

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

The non-current portion is mainly attributable to the restricted investments.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6.	INVENTORIES

The Company’s inventories were as follows, as at:

	October 31, 2019	January 31, 2019
Materials and work in progress	$463.3	$396.6
Finished products	536.3	339.5
Parts, accessories and clothing	252.7	210.1
Total inventories	$1,252.3	$946.2

The Company recognized in the condensed consolidated interim statements of net income during the three- and nine-month periods ended October 31, 2019, a write-down on inventories of $7.4 million and $15.0 million respectively ($3.7 million and $10.3 million respectively during the three- and nine-month periods ended October 31, 2018).

7.	INTANGIBLE ASSETS

The Company’s intangible assets were as follows, as at:

	October 31, 2019			January 31, 2019
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Goodwill	$231.3	$—	$231.3	$169.4	$—	$169.4
Trademarks	219.5	—	219.5	199.8	—	199.8
Software and licences	160.7	91.9	68.8	131.5	84.3	47.2
Patents	5.3	0.7	4.6	—	—	—
Dealer networks	137.4	58.5	78.9	109.3	52.3	57.0
Customer relationships	23.6	19.7	3.9	24.2	18.9	5.3
Total	$777.8	$170.8	$607.0	$634.2	$155.5	$478.7

The following table explains the changes in Company’s intangible assets during the nine-month period ended October 31, 2019:

	Carrying amount as at January 31, 2019	Additions	Business combinations		Transfer to right-of-use assets (Note 8)	Depreciation	Effect of foreign currency exchange rate changes	Carrying amount as at October 31, 2019 [a]
Goodwill	$169.4	$—	$61.8	[a]	$—	$—	$0.1	$231.3
Trademarks	199.8	—	19.7		—	—	—	219.5
Software and licences	47.2	32.7	—		(0.7)	(9.9)	(0.5)	68.8
Patents	—	4.9	—		—	(0.4)	0.1	4.6
Dealer networks	57.0	—	28.2		—	(6.2)	(0.1)	78.9
Customer relationships	5.3	—	—		—	(1.3)	(0.1)	3.9
Total	$478.7	$37.6	$109.7		$(0.7)	$(17.8)	$(0.5)	$607.0

[a]	Includes $0.8 million of post-closing adjustments related to a previous business combination.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	LEASES

In January 2016, the International Accounting Standards Board issued IFRS 16 “Leases” (“IFRS 16”) that sets out the principles for recognition, measurement, presentation and disclosure of leases for both lessee and lessor. IFRS 16 introduces a single lessee accounting model and requires lessees to recognize a right-of-use asset and a lease liability measured at the present value of the future lease payments on the statements of financial position for a majority of its leases that were considered operating leases under IAS 17 “Leases” (“IAS 17”). A depreciation expense on the right-of-use asset and an interest expense on the lease liability replace the operating lease expense. IFRS 16 changes the presentation of cash flows relating to leases in the statements of cash flows but does not cause a difference in the amount of cash transferred between the parties of a lease.

The Company decided to apply the standard retrospectively with the cumulative effect of initially applying the standard recognized as an adjustment to the opening balance of retained earnings as at February 1, 2019, the date of initial application, in accordance with the transition rules of IFRS 16. Therefore, the Company has not restated comparative information. The methodology consisted of measuring the right-of-use asset at the date of transition as if IFRS 16 had been applied since the commencement date of the lease but discounted using the incremental borrowing rate at the date of initial application.

The Company applied the standard to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 “Determining Whether an Arrangement Contains a Lease” (“IFRIC 4”) at the date of initial application and maintained the lease assessments made under IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 was applied only to contracts signed or changed after February 1, 2019.

On initial application, the Company also applied the practical expedients to use hindsight in determining the lease term when the contract contains options to extend or terminate the lease, to rely on its assessment of whether leases are onerous immediately before the date of initial application instead of performing an impairment review, to exclude initial direct costs from the measurement of the right-of-use asset and to not separate non-lease components from lease component and instead account for each lease component and any associated non-lease components as a single lease component.

Following the adoption of IFRS 16, the Company revised its lease accounting policy. The revised policy is as follows:

At inception, the Company assesses whether the contract is or contains a lease. Leases are recognized as right-of-use assets and lease liabilities at the lease commencement date. Payments associated with short-term leases (defined as leases with a lease term of 12 months or less) and leases of low-value assets are recognized as an expense.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	LEASES [CONTINUED]

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. Lease liabilities include the net present value of the following lease payments (when applicable):

●	Fixed payments (including in-substance fixed payments), less any lease incentives;
●	Variable lease payments that are based on an index or a rate;
●	Amounts expected to be payable under residual value guarantees;
●	Exercise price of purchase options if the Company is reasonably certain to exercise that option; and
●	Penalties for early termination of a lease, except if the Company is reasonably certain not to terminate early.

The lease liability is subsequently measured at amortized cost using the effective interest rate method. The lease liability is remeasured, and a corresponding adjustment is made to the carrying amount of the right-of-use assets, when there is a change in future lease payments arising from a change in an index or rate, from a change in the estimation of a residual value guarantee or from a change in the assumption of purchase, extension or termination option. The lease liability is also remeasured when the underlying lease contract is amended.

The right-of-use asset is initially measured at cost, which includes the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs, less any incentives received. The right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

Following the adoption of IFRS 16, management was required to make estimates and judgments, which are as follows:

Management makes estimates in the determination of the incremental borrowing rate used to measure the lease liability for each lease contract when the interest rate implicit in the lease is not readily available. The incremental borrowing rate should reflect the interest rate the Company’s would have to pay to borrow the same asset at a similar term and with a similar security.

On commencement date, when determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options or periods subject to termination options are only included in the lease term if the lease is reasonably certain to be extended or not terminated. This assessment is reviewed if a significant change in circumstances occurs within the Company’s control.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	LEASES [CONTINUED]

The effect of adoption of IFRS 16 on the condensed consolidated interim statements of financial position as at February 1, 2019 was as follows:

	As reported as at January 31, 2019	Effect of IFRS 16 transition		Subsequent to transition as at February 1, 2019

Cash	$100.0	$—		$100.0
Trade and other receivables	388.3	—		388.3
Income taxes and investment tax credits receivable	13.6	—		13.6
Other financial assets	12.8	—		12.8
Inventories	946.2	—		946.2
Other current assets	24.9	(0.9)		24.0
Total current assets	1,485.8	(0.9)		1,484.9

Investment tax credits receivable	14.5	—		14.5
Other financial assets	20.0	—		20.0
Property, plant and equipment	905.1	(7.3	) [a]	897.8
Intangible assets	478.7	(0.7	) [b]	478.0
Right-of-use assets	—	192.4		192.4
Deferred income taxes	169.6	6.6		176.2
Other non-current assets	3.5	—		3.5
Total non-current assets	1,591.4	191.0		1,782.4

Total assets	$3,077.2	$190.1		$3,267.3

Trade payables and accruals	$1,003.5	$—		$1,003.5
Provisions	408.6	—		408.6
Other financial liabilities	108.3	(0.1)		108.2
Income tax payable	68.3	—		68.3
Deferred revenues	71.3	—		71.3
Current portion of long-term debt	18.4	(1.6	) [c]	16.8
Current portion of lease liabilities	—	29.9		29.9
Total current liabilities	1,678.4	28.2		1,706.6

Long-term debt	1,197.1	(7.5	) [c]	1,189.6
Lease liabilities	—	187.2		187.2
Provisions	111.6	—		111.6
Other financial liabilities	28.4	(1.0)		27.4
Deferred revenues	129.7	—		129.7
Employee future benefit liabilities	237.1	—		237.1
Deferred income taxes	0.9	—		0.9
Other non-current liabilities	16.8	—		16.8
Total non-current liabilities	1,721.6	178.7		1,900.3
Total liabilities	3,400.0	206.9		3,606.9
Deficit	(322.8)	(16.8)		(339.6)

Total liabilities and deficit	$3,077.2	$190.1		$3,267.3

[a]	Leased equipment of $4.7 million and leased building of $2.6 million under IAS 17 reclassified within right-of-use assets under IFRS 16.

[b]	Leased software and licences of $0.7 million under IAS 17 reclassified within right-of-use assets under IFRS 16.

[c]	Finance lease liabilities of $9.1 million under IAS 17 reclassified within lease liabilities under IFRS 16.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	LEASES [CONTINUED]

The weighted average incremental borrowing rate applied to the lease liabilities as at February 1, 2019 was 4.12%. Prior to adopting IFRS 16, the Company’s minimum commitments under operating lease agreements as at January 31, 2019 were $249.5 million. The difference between that amount and the lease liabilities of $217.1 million as at February 1, 2019 was mainly attributable to the effect of discounting on the minimum lease payments.

The main leasing activities of the Company are attributable to the Company’s manufacturing facilities located in Finland and in Mexico, to offices located in Canada and to warehouses used for the distribution of parts, accessories and clothing.

The following table explains the changes in right-of-use assets during the nine-month period ended October 31, 2019:

	Carrying amount as at February 1, 2019	Additions	Depreciation	Effect of foreign currency exchange rate changes	Other	Carrying amount as at October 31, 2019
Building & land	$171.4	$13.4	$(17.6)	$(1.2)	$3.1	$169.1
Equipment	20.0	5.3	(5.9)	(0.2)	(0.1)	19.1
Other	1.0	—	(0.1)	(0.1)	—	0.8
Total	$192.4	$18.7	$(23.6)	$(1.5)	$3.0	$189.0

The following table explains the changes in lease liabilities during the nine-month period ended October 31, 2019:

	Carrying amount as at February 1, 2019	Issuance	Interest	Repayment [a]	Effect of foreign currency exchange rate changes	Other	Carrying amount as at October 31, 2019
Lease liabilities	$217.1	$18.8	$6.7	$(29.7)	$(1.1)	$3.0	$214.8

[a]	Includes $(6.7) million of interest paid.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	REVOLVING CREDIT FACILITIES

On March 14, 2019, the Company amended its $575.0 million revolving credit facilities to increase the availability by $125.0 million for a total availability of $700.0 million, to extend the maturity from May 2023 to May 2024 and to improve the pricing grid (the “Revolving Credit Facilities”). The Company incurred transaction fees of $1.5 million related to this amendment, which are amortized over the expected life of the Revolving Credit Facilities.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.45% to 3.00% per annum; or
(b)	U.S. Base Rate plus 0.45% to 2.00% per annum; or
(c)	U.S. Prime Rate plus 0.45% to 2.00% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% to 3.00% per annum; or
(b)	Canadian Prime Rate plus 0.45% to 2.00% per annum

(iii)	Euros at Euro LIBOR plus 1.45% to 3.00% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at October 31, 2019, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.70% per annum; or
(b)	U.S. Base Rate plus 0.70% per annum; or
(c)	U.S. Prime Rate plus 0.70% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.70% per annum; or
(b)	Canadian Prime Rate plus 0.70% per annum

(iii)	Euros at Euro LIBOR plus 1.70% per annum.

As at October 31, 2019, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

During the nine-month period ended October 31, 2018, the Company refinanced its $475.0 million revolving credit facilities to increase the availability by $100.0 million for a total availability of $575.0 million, to extend the maturity from June 2021 to May 2023 and to reduce the cost of borrowing by 0.25%. The Company incurred transaction fees of $2.6 million related to this refinancing.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10.	PROVISIONS

The Company’s provisions were as follows, as at:

	October 31, 2019	January 31, 2019
Product-related	$485.0	$462.1
Restructuring	2.1	0.6
Other	58.6	57.5
Total provisions	$545.7	$520.2
Current	427.6	408.6
Non-current	118.1	111.6
Total provisions	$545.7	$520.2

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions.

The changes in provisions were as follows:

	Product-related	Restructuring	Other	Total
Balance as at January 31, 2019	$462.1	$0.6	$57.5	$520.2
Expensed during the period	489.5	2.4	13.8	505.7
Additions through business combinations	3.3	—	—	3.3
Paid during the period	(469.3)	(0.9)	(12.7)	(482.9)
Reversed during the period	(0.2)	—	(0.1)	(0.3)
Effect of foreign currency exchange rate changes	(1.7)	—	0.1	(1.6)
Unwinding of discount and effect of changes in discounting estimates	1.3	—	—	1.3
Balance as at October 31, 2019	$485.0	$2.1	$58.6	$545.7

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	October 31, 2019	January 31, 2019
Dealer holdback programs and customer deposits	$134.0	$96.9
Due to Bombardier Inc.	22.3	22.3
Derivative financial instruments	6.0	8.9
Due to a pension management company	1.0	2.3
Non-controlling interest liability (Note 4)	19.4	—
Other	11.6	6.3
Total other financial liabilities	$194.3	$136.7
Current	146.6	108.3
Non-current	47.7	28.4
Total other financial liabilities	$194.3	$136.7

The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes and the amount of the non-controlling interest liability.

12.	LONG-TERM DEBT

As at October 31, 2019 and January 31, 2019, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

October 31, 2019
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility	May 2025	3.79%	3.79%	U.S. $888.7	$1,168.1
	May 2025	4.29%	4.58%	U.S. $334.2	$433.1	[a]
Term Loans	Dec. 2019 to Dec. 2030	0.75% to 1.75%	1.00% to 4.67%	Euro 31.1	40.4
Total long-term debt					$1,641.6
Current					19.4
Non-current					1,622.2
Total long-term debt					$1,641.6

[a]	Net of unamortized transaction costs of $6.2 million.

January 31, 2019
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility	May 2025	4.50%	4.50%	U.S. $895.5	$1,176.9
Term Loans	Dec. 2019 to Dec. 2028	0.75% to 1.75%	1.00% to 4.67%	Euro 21.6	29.5
Finance lease liabilities	Jan. 2021 to Dec. 2030	8.00%	8.00%	$11.7	9.1
Total long-term debt					$1,215.5
Current					18.4
Non-current					1,197.1
Total long-term debt					$1,215.5

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	LONG-TERM DEBT [CONTINUED]

The following table explains the changes in long-term debt during the nine-month period ended October 31, 2019:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2019	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other		Carrying amount as at October 31, 2019
Term Facility	$1,176.9	$440.1	$(10.0)	$0.4	$(6.2)		$1,601.2
Term Loans	29.5	17.2	(2.9)	(1.1)	(2.3)		40.4
Finance lease liabilities	9.1	—	—	—	(9.1	) [a]	—
Total	$1,215.5	$457.3	$(12.9)	$(0.7)	$(17.6)		$1,641.6

[a]	Finance lease liabilities were included in lease liabilities as part of the adoption of IFRS 16 (see Note 8).

a)	Term Facility

On July 23, 2019, the Company amended its term facility to add a new U.S. $335.0 million tranche for a total principal of U.S. $1,235.0 million (the “Term Facility”). The maturity remains unchanged to May 2025. The Company incurred transaction costs of $6.5 million, which have been incorporated in the carrying amount of the Term Facility and are amortized over its expected life using the effective interest rate method.

As at October 31, 2019, the cost of borrowing under the new tranche of the Term Facility was as follows:

(i)	LIBOR plus 2.50% per annum, with a LIBOR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.50%; or
(iii)	U.S. Prime Rate plus 1.50%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in LIBOR.

The Company is required to repay a minimum of 0.25% of the nominal amount of U.S. $1,235.0 million each quarter. Consequently, the Company repaid an amount of U.S. $7.6 million ($10.0 million) during the nine-month period ended October 31, 2019. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level.

b)	Term Loans

During the nine-month period ended October 31, 2019, the Company entered into term loan agreements at favourable interest rates under Austrian government programs. These programs support research and development projects based on the Company’s incurred expenses in Austria. The term loans have a total nominal amount of euro 11.5 million ($17.2 million), interest rates at 0.95% (1.12% starting in July 2024) or at Euribor three-months plus 0.99% with a floor at 1.00% and maturities between March 2024 and December 2030. The Company recognized a grant of euro 1.9 million ($2.9 million) as a reduction of research and development expenses representing the difference between the fair value of the term loans at inception and the cash received.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13.	CAPITAL STOCK

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at January 31, 2019	43,040,023	$213.4
Issued upon exercise of stock options	289,300	10.4
Issued in exchange of multiple voting shares	3,239,713	0.3
Repurchased under the substantial issuer bid offer	(6,342,494)	(30.3)
Repurchased under the normal course issuer bid program	(2,457,255)	(11.7)
Balance as at October 31, 2019	37,769,287	$182.1

Multiple voting shares
Balance as at January 31, 2019	54,101,384	$4.4
Exchanged for subordinate voting shares	(3,239,713)	(0.3)
Balance as at October 31, 2019	50,861,671	$4.1

Total outstanding as at October 31, 2019	88,630,958	$186.2

a)	Substantial issuer bid offer (“SIB”)

On July 23, 2019, the Company repurchased 6,342,494 subordinate voting shares following the completion of its SIB for a total consideration of $300.0 million, of which $29.4 million represents the carrying amount of the shares repurchased and $270.6 million represents the amount charged to retained losses. Prior to the completion of the SIB, Beaudier group and Bain Capital converted respectively 1,836,170 and 1,403,543 of multiple voting shares into an equivalent number of subordinate voting shares. These converted shares were repurchased in the SIB. The Company incurred $1.0 million of fees and expenses ($0.9 million net of income tax recovery of $0.1 million) related to the SIB, which were recorded in capital stock.

b)	Normal course issuer bid program (“NCIB”)

On March 22, 2019, the Company announced the renewal of its NCIB to repurchase for cancellation up to 4,170,403 of its outstanding subordinate voting shares. During the nine-month period ended October 31, 2019, the Company repurchased a total of 2,457,255 subordinate voting shares for a total consideration of $120.1 million.

Of the total consideration of $120.1 million, $11.7 million represents the carrying amount of the shares repurchased and $108.4 million represents the amount charged to retained losses.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

14.	STOCK OPTION PLAN

During the nine-month periods ended October 31, 2019 and 2018, the Company granted respectively 1,184,200 and 862,750 stock options to eligible officers and employees to acquire subordinated voting shares at an average exercise price of $46.15 and $61.88 respectively. The fair value of the options at the grant date was respectively $13.36 and $18.72. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire.

15.	SEGMENTED INFORMATION

Details of segment information were as follows:

For the three-month period ended October 31, 2019	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,506.4	$142.4	$(5.2)	$1,643.6
Cost of sales	1,083.6	123.3	(5.2)	1,201.7
Gross profit	422.8	19.1	—	441.9

Total operating expenses				233.9
Operating income				208.0

Financing costs				24.1
Financing income				(0.3)
Income before income taxes				184.2
Income tax expense				48.9

Net income				$135.3

For the three-month period ended October 31, 2018	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,255.5	$145.8	$(7.1)	$1,394.2
Cost of sales	924.7	119.8	(7.1)	1,037.4
Gross profit	330.8	26.0	—	356.8

Total operating expenses				199.7
Operating income				157.1

Financing costs				17.3
Financing income				(0.4)
Foreign exchange loss on long-term debt				10.2
Income before income taxes				130.0
Income tax expense				39.8

Net income				$90.2

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

15.	SEGMENTED INFORMATION [CONTINUED]

For the nine-month period ended October 31, 2019	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$4,031.2	$420.1	$(14.5)	$4,436.8
Cost of sales	3,011.2	369.8	(14.5)	3,366.5
Gross profit	1,020.0	50.3	—	1,070.3

Total operating expenses				663.4
Operating income				406.9

Financing costs				66.0
Financing income				(1.9)
Foreign exchange loss on long-term debt				0.4
Income before income taxes				342.4
Income tax expense				90.0

Net income				$252.4

For the nine-month period ended October 31, 2018	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$3,374.8	$388.0	$(24.9)	$3,737.9
Cost of sales	2,526.1	318.2	(24.9)	2,819.4
Gross profit	848.7	69.8	—	918.5

Total operating expenses				572.4
Operating income				346.1

Financing costs				57.0
Financing income				(2.3)
Foreign exchange loss on long-term debt				69.0
Income before income taxes				222.4
Income tax expense				77.8

Net income				$144.6

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2019	October 31, 2018	October 31, 2019	October 31, 2018
Net income attributable to shareholders	$135.6	$90.3	$253.0	$144.3

Weighted average number of shares	89,684,315	97,112,503	94,157,306	98,681,732

Earnings per share – basic	$1.51	$0.93	$2.69	$1.46

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2019	October 31, 2018	October 31, 2019	October 31, 2018
Net income attributable to shareholders	$135.6	$90.3	$253.0	$144.3

Weighted average number of shares	89,684,315	97,112,503	94,157,306	98,681,732
Dilutive effect of stock options	1,144,915	1,506,898	964,199	1,459,799
Weighted average number of diluted shares	90,829,230	98,619,401	95,121,505	100,141,531

Earnings per share – diluted	$1.49	$0.92	$2.66	$1.44

17.	REVENUES

Details of revenues were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2019	October 31, 2018	October 31, 2019	October 31, 2018
Powersports
Year-Round Products	$725.0	$562.4	$2,086.6	$1,643.0
Seasonal Products	554.8	490.9	1,358.7	1,225.9
Powersports PAC and OEM Engines	225.7	201.8	584.4	504.8
Marine	138.1	139.1	407.1	364.2
Total	$1,643.6	$1,394.2	$4,436.8	$3,737.9

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	REVENUES [CONTINUED]

The following table provides geographic information on Company’s revenues. The attribution of revenues was based on customer locations.

	Three-month periods ended		Nine-month periods ended
	October 31, 2019	October 31, 2018	October 31, 2019	October 31, 2018
United States	$890.5	$705.5	$2,465.0	$2,016.3
Canada	281.6	285.0	712.9	636.1
Western Europe	78.3	72.5	305.8	274.5
Scandinavia	138.5	117.2	301.6	258.4
Asia Pacific	106.3	90.7	266.0	247.6
Eastern Europe	70.6	54.7	185.7	121.0
Latin America	45.4	37.5	107.1	94.3
Mexico	30.8	28.9	86.9	83.1
Other	1.6	2.2	5.8	6.6
	$1,643.6	$1,394.2	$4,436.8	$3,737.9

18.	OTHER OPERATING EXPENSES (INCOME)

Details of other operating expenses (income) were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2019	October 31, 2018	October 31, 2019	October 31, 2018
Loss on litigation	$—	$0.3	$0.4	$1.1
Restructuring costs	0.1	—	2.4	—
Foreign exchange loss on working capital elements	1.1	3.8	9.6	24.6
Gain on forward exchange contracts	(1.1)	(1.1)	(4.6)	(16.5)
Other	(1.4)	0.3	(0.1)	0.4
Total	$(1.3)	$3.3	$7.7	$9.6

19.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2019	October 31, 2018	October 31, 2019	October 31, 2018
Interest on long-term debt	$18.3	$13.0	$46.3	$36.6
Transaction costs on long-term debt	—	—	—	8.9
Interest and commitment fees on revolving credit facilities	1.0	1.7	5.3	3.3
Interest on lease liabilities	2.3	—	6.7	—
Net interest on employee future benefit liabilities	1.5	1.4	4.6	4.3
Financial guarantee losses	—	0.2	0.2	1.0
Unwinding of discount of provisions	0.4	0.7	1.5	1.8
Other	0.6	0.3	1.4	1.1
Financing costs	24.1	17.3	66.0	57.0

Financing income	(0.3)	(0.4)	(1.9)	(2.3)
Total	$23.8	$16.9	$64.1	$54.7

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

20.	INCOME TAXES

Details of income tax expense were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2019	October 31, 2018	October 31, 2019	October 31, 2018

Current income tax expense
Related to current year	$63.1	$31.6	$115.4	$87.6
Related to prior years	0.6	2.2	1.9	2.4
	63.7	33.8	117.3	90.0
Deferred income tax expense (recovery)
Temporary differences	(15.3)	4.9	(27.2)	(21.5)
Effect of income tax rate changes on deferred income taxes	0.4	(0.1)	(0.4)	0.3
Increase in valuation allowance	0.1	1.2	0.3	9.0
	(14.8)	6.0	(27.3)	(12.2)
Income tax expense	$48.9	$39.8	$90.0	$77.8

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense recorded was as follows:

	Three-month periods ended				Nine-month periods ended
	October 31, 2019		October 31, 2018		October 31, 2019		October 31, 2018

Income taxes calculated at statutory rates	$49.0	26.6%	$34.7	26.7%	$91.1	26.6%	$59.4	26.7%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(1.0)		(4.3)		(4.1)		(6.7)
Effect of income tax rate changes on deferred income taxes	0.4		(0.1)		(0.4)		0.3
Increase in valuation allowance	0.1		1.2		0.3		9.0
Recognition of income taxes on foreign currency translation	0.7		1.5		0.1		0.3
Permanent differences [a]	0.8		3.7		2.8		12.4
Adjustments in respect of prior years	(1.5)		2.6		(1.0)		1.9
Other	0.4		0.5		1.2		1.2
Income tax expense	$48.9		$39.8		$90.0		$77.8

[a]	The permanent differences result mainly from the foreign exchange loss on the long-term debt denominated in U.S. dollars.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

21.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value level, carrying amount and fair value of restricted investments, non-controlling interest liability, derivative financial instruments and long-term debt were as follows:

		As at October 31, 2019
	Fair value level	Carrying amount	Fair value

Restricted investments (Note 5)	Level 2	$14.4	$14.4

Non-controlling interest liability (Note 11)	Level 3	$19.4	$19.4

Derivative financial instruments
Forward exchange contracts
Favourable (Note 5)		$2.7	$2.7
(Unfavourable)		(4.2)	(4.2)
Inflation rate swap		(1.8)	(1.8)
	Level 2	$(3.3)	$(3.3)

Long-term debt (including current portion)
Term Facility (Note 12)	Level 1	$(1,601.2)	$(1,604.5)
Term Loans (Note 12)	Level 2	(40.4)	(43.4)
		$(1,641.6)	$(1,647.9)

For cash, trade and other receivables, revolving credit facilities, trade payables and accruals, dealer holdback programs and customer deposits, the carrying amounts reported on the condensed consolidated interim statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

21.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Liquidity risk

The following table summarizes the financial liabilities instalments payable when contractually due as at October 31, 2019:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,178.2	$—	$—	$—	$1,178.2
Long-term debt (including interest)	83.6	164.6	165.1	1,588.9	2,002.2
Lease liabilities (including interest)	37.2	67.8	49.6	104.9	259.5
Derivative financial instruments	4.2	1.8	—	—	6.0
Other financial liabilities (including interest)	142.5	21.4	0.1	24.4	188.4
Total	$1,445.7	$255.6	$214.8	$1,718.2	$3,634.3